08030017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federal Street Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Edgewater Place, Suite 425
(No. and Street)

Wakefield (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew D. Clapp, President (781) 295-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darmody, Merlino & Co., LLP
(Name – *if individual, state last, first, middle name*)

75 Federal Street, 15th Floor (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 26 2008

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
Office of Compliance Inspection and Examinations

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Clapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federal Street Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICHOLE P. McCLORY
MY COMM. EXPIRES 10-12-2010
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

FEDERAL STREET CAPITAL, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

Darmody, Merlino & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
75 Federal Street, Boston, Massachusetts 02110-1997

GEORGE J. MCDONALD, CPA
ROBERT J. BOYLE, CPA
A. DENNIS BARBO, CPA
MICHAEL L. MEYERS, CPA
JOSEPH G. FAVUZZA, CPA
LAWRENCE E. SEXTON, CPA

(617) 426-7300
FAX (617) 426-2245
www.darmodymerlino.com

Independent Auditor's Report

To the Board of Directors and Stockholders
Federal Street Capital, Inc.
Wakefield, Massachusetts

We have audited the accompanying balance sheet of Federal Street Capital, Inc. (a Massachusetts corporation) as of December 31, 2007, and the related statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Street Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darmody, Merlino & Co., LLP

February 12, 2008

FEDERAL STREET CAPITAL, INC.

BALANCE SHEET - DECEMBER 31, 2007

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 65,926	
Due from related party	14,506	
Total current assets		$80,432

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$ 8,648	
Due to related party	34,190	
Total current liabilities		$42,838
STOCKHOLDERS' EQUITY:		
Common stock, par value $0.01 per share, authorized and issued 2,000 shares, 1,267.3 shares outstanding	13	
732.7 shares in the treasury	(748)	
Additional paid-in capital	18,752	
Retained earnings - EXHIBIT B	19,577	
Total stockholders' equity		37,594
Total liabilities and stockholders' equity		$80,432

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

STATEMENT OF OPERATIONS AND DEFICIT FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING REVENUES:		
Professional fees	$206,377	
Placement fees	19,625	
Total operating revenues		$ 226,002
OPERATING EXPENSES:		
Commission and consulting expenses	188,966	
Insurance	11,491	
Accounting and auditing	7,900	
Rent expense	6,000	
Regulatory fees and licenses	4,935	
Computer expense	4,679	
Travel expense	4,124	
Office expense	2,059	
Administrative services	1,800	
Taxes	590	
Total operating expenses		232,544
OPERATING LOSS		(6,542)
OTHER INCOME:		
Regulatory agency allotment	35,000	
Interest income	217	
Total other income		35,217
NET INCOME		28,675
DEFICIT, JANUARY 1, 2007		(9,098)
DISTRIBUTIONS		-
RETAINED EARNINGS, DECEMBER 31, 2007 - EXHIBIT A		$ 19,577

The accompanying notes are an integral part of these financial statements.

FEDERAL STREET CAPITAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 28,675
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in due from related party	$ 2,161	
Increase in due to related party	29,795	
Increase in accrued expenses	4,248	
Decrease in deposits from customers	(1,000)	
Total adjustments		35,204
Net cash provided by operating activities		63,879
CASH FLOWS FROM FINANCING ACTIVITIES:		
Return of additional paid-in capital to shareholders		(23,733)
NET INCREASE IN CASH AND CASH EQUIVALENTS		40,146
CASH AND CASH EQUIVALENTS, JANUARY 1, 2007		25,780
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2007		$ 65,926

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

CASH PAID DURING THE YEAR FOR:	
Income taxes	$ 456

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1: SUMMARY OF BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company's operations consist of selling private venture capital interests in various investments.

Cash and Cash Equivalents:

The Corporation considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Income Taxes:

The Company, with the consent of its stockholders, filed an election with the Internal Revenue Service to be classified as an S corporation for Federal and state income tax purposes. Consequently, the stockholders are generally taxed on their proportionate share of the Company's taxable income. These financial statements reflect only a minimum state income tax provision.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: NET CAPITAL REQUIREMENTS

As a member of the Financial Industry Regulatory Authority and under Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain net capital of $5,000 or 1/5 of the aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital, as those terms are defined by a ratio of more than 15 to 1. At December 31, 2007, the Corporation had net capital and required net capital of $23,088 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 1.86 to 1.

Note 3: RELATED PARTY TRANSACTIONS

Placement and professional fees are derived from the sale of venture capital interests in investments which the shareholders of the Corporation are also investors and managers. During the year ended December 31, 2007, the Company received $211,496 and is owed $14,506 in fees from the sale of these interests. The Company also paid $159,216 and owes $29,750 in commissions to officers and shareholders for their part in the placement and managing of these investments.

During the year, the Company entered into an agreement to rent office space from a related party for $500 per month. For the year ended December 31, 2007, rental expense was $6,000. Additionally, Federal Street Capital, Inc. has agreed to pay administrative fees to this related party. For the year ending December 31, 2007, these fees were $1,800.

Note 4: DISCLOSURE OF SIGNIFICANT RISKS AND UNCERTAINTIES

Concentrations:

The Company operates principally in metropolitan Boston and New England. The Company had revenue of $226,002 during 2007 from the sale of interests in venture capital entities under common control.